UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 12, 2012

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

10172 Linn Station Road
Louisville, Kentucky 40223
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On September 12, 2012, the board of directors of NTS Realty Capital, Inc., the managing general partner of NTS Realty Holdings Limited Partnership (the "Company"), formed a special committee consisting solely of independent directors John Daly, Mark D. Anderson and John S. Lenihan (the "Special Committee"). The Special Committee is empowered to, among other things, consider the non-binding proposal from the Company's founder and Chairman, Mr. J.D. Nichols, and its Chief Executive Officer, Mr. Brian F. Lavin, for a going private transaction (the "Proposal") or any potential alternative transaction. The Proposal contemplates the acquisition by Messrs. Nichols and Lavin of all of the outstanding Limited Partnership Units of the Company (the "Units") not already owned by Messrs. Nichols and Lavin or certain of their affiliates at a proposed price of $5.25 per Unit in cash via a merger. The Company previously announced receipt of the Proposal on August 31, 2012.

The Special Committee is authorized to take any and all actions and to do or cause to be done any or all things that the Special Committee determines necessary or advisable for the Special Committee to discharge its duties. The Special Committee will retain an independent financial advisor and legal counsel to assist the Special Committee in its work. The Company cautions the Company's Unit holders that no decision has been made by the Special Committee with respect to the Proposal. There can be no assurance that any definitive offer will be made or accepted, that any agreement will be executed or that the Proposal or any other transaction will be approved or consummated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

By:

Name: Gregory A. Wells
Title: Executive Vice President and CFO
Date: September 13, 2012